                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           Transaction Statement Under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934

                                   UWINK, INC.
                                 (Name of Issuer)

                                   UWINK, INC.
                       (Names of Persons Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                    91818N100
                      (CUSIP Number of Class of Securities)

                                Peter F. Wilkniss
                      President and Chief Operating Officer
                                   uWink, Inc.
                                16106 Hart Street
                                 Van Nuys, 91406
                             (818) 909-6030 ext. 112
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                    COPY TO:
                                 David R. Wilson
                            Davis Wright Tremaine LLP
                          1201 Third Avenue, Suite 2200
                                Seattle, WA 98101
                                 (206) 757-8274
                           (206) 757-7274 (facsimile)

This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c.       |_| A tender offer.

d.       |X| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_| Check the following box if the filing is a final amendment reporting the results of the transaction:
|_|

                            CALCULATION OF FILING FEE

                Transaction Value*                      Amount of Filing Fee
--------------------------------------------------------------------------------

                     $27,600                                     $0.85
--------------------------------------------------------------------------------

-----------
* Calculated solely for the purpose of determining the filing fee, which was based upon a tender offer price of $0.50 per share for the eligible common stock as of December 1, 2008, multiplied by our estimate of the maximum number of shares to be purchased (23,000 shares), plus $20.00 to each eligible stockholder who accepts the tender offer (estimated to be a maximum of 805 stockholders). |_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.


Amount Previously Paid:    N/A
Form or Registration No.:  N/A
Filing Party:              N/A
Date Filed:                N/A
-------------------------------------------------------------------------------

                                  INTRODUCTION

uWink, Inc., a Delaware corporation, is offering to purchase for cash all shares of the Company's common stock held by stockholders that owned 99 or fewer shares as of the close of business on December 1, 2008 and that continue to own such shares through the expiration date. The expiration date for the offer shall be 5:00 p.m., Eastern Time, on January 15, 2009, unless otherwise extended or terminated, all in accordance with applicable law. The offer is being made pursuant to an Offer to Purchase, dated December 5, 2008, which is attached hereto as Exhibit 16(a)(1)(i). The offer is an "odd-lot tender offer" pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, because the offer has a reasonable likelihood or a purpose of causing the common stock to be held of record by fewer than 500 persons, the offer is a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Exchange Act.

ITEM 1. SUMMARY TERM SHEET

The information set forth under "Summary of Terms" and "Questions and Answers" in the Offer to Purchase for Cash dated December 5, 2008 (the "Offer to Purchase"), which is attached hereto as Exhibit 16(a)(1)(i), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name of issuer is uWink, Inc. (the "Company"). The Company's principal executive office is located at 16106 Hart Street, Van Nuys, CA 91406, and its business telephone number is (818) 909-6030.

(b) As of December 1, 2008, the Company had 12,685,247 shares of common stock, par value $.001 per share, issued and outstanding.

(c) The information required by this Item is set forth under "Information About the Company - Market Price and Dividend Information" in the Offer to Purchase and incorporated herein by reference.

(d) The information required by this Item is set forth under "Information About the Company - Market Price and Dividend Information" in the Offer to Purchase and incorporated herein by reference.

(e) On November 5, 2007, the Company entered into a Placement Agency Agreement with Merriman Curhan Ford & Co., as the lead placement agent, relating to the offering, issuance and sale to investors of units, each of which consisted of one share common stock, par value $0.001 per share (the "Common Stock"), and a warrant (the "Warrants") to purchase 1 share of Common Stock at an exercise price of $2.40 per share. Pursuant to this transaction, the Company sold 5.2 million units at a purchase price of $2.00 per unit for aggregate proceeds to the Company of $10.4 million. A registration statement on Form SB-2/A (file No. 333-144029) relating to these units was filed with the Securities and Exchange Commission and declared effective on November 5, 2007. The foregoing offering was on a best efforts agency basis and was not underwritten. The Company has not made an underwritten public offering of the Company's common stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A promulgated thereunder.

(f) The Company has not purchased any of its shares of common stock during the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person to which this Schedule 13e-3 relates is the issuer, uWink, Inc. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The names, titles, and addresses of each executive officer, director and controlling stockholder of the Company are follows:

Nolan K. Bushnell
Chairman and Chief Executive Officer
16106 Hart Street
Van Nuys, CA 91406

Peter F. Wilkniss
President and Chief Operating Officer
16106 Hart Street
Van Nuys, CA 91406

Elizabeth J. Heller
Director
16106 Hart Street
Van Nuys, CA 91406

Kevin W. McLeod
Director
16106 Hart Street
Van Nuys, CA 91406

Bradley N. Rotter
Director
16106 Hart Street
Van Nuys, CA 91406

(b) Not Applicable

(c) 1. and 2. The following is a list of the principal occupation of each officer and director of the Company as well as principal business address of such employment or occupation, as applicable. The following table also sets forth as to each executive officer and director of the Company his principal occupation during the last five years, including the starting and ending dates of such employment.

Nolan K. Bushnell
Chairman and Chief Executive Officer
16106 Hart Street
Van Nuys, CA 91406

Mr. Bushnell has been the Chairman of our Board of Directors and Chief Executive Officer since December 4, 2003 following our acquisition of uWink California, Inc. Mr. Bushnell founded uWink California, Inc. and has acted as its Chairman and Chief Executive Officer since 1999. Mr. Bushnell is also currently a director of Wave Systems Corp and is chairman of the board of NeoEdge Networks.

Peter F. Wilkniss
President and Chief Operating Officer
16106 Hart Street
Van Nuys, CA 91406

Mr. Wilkniss became our Chief Financial Officer and Secretary on August 29, 2005 and was named our President and Chief Operating Officer in February 2008. From June 2004 to April 2005, Mr. Wilkniss was Chief Operating Officer of Juriscape, Inc., an early stage ecommerce company. From January 2003 to May 2004, Mr. Wilkniss was a private investor and business consultant. From 2000 to 2002, Mr. Wilkniss was Managing Director and CFO of a subsidiary of Jefferies Group, Inc.

Elizabeth J. Heller
Director
16106 Hart Street
Van Nuys, CA 91406

Ms. Heller is the founder of and has served as CEO of Buzztone, Inc., a marketing company that combines online and offline word-of-mouth marketing techniques, since 1999.

Kevin W. McLeod
Director
16106 Hart Street
Van Nuys, CA 91406

Since 1998, Mr. McLeod has been the Managing Director of Aircool Engineering, Ltd. of Somerset England.

Bradley N. Rotter
Director
16106 Hart Street
Van Nuys, CA 91406

From 1988 to the present Mr. Rotter has served as Managing Member of the Echelon Group, a private specialty finance company. Mr. Rotter currently serves on the boards of directors of Sequella, Inc., AirPatrol Corporation and Authentisure.

         3. The information included in the Offer to Purchase entitled "Information About the Company -- Executive Officers, Significant Employees And Directors" is also incorporated by reference. None of the individuals listed in Item (c)1. and 2. above has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

         4. No individual discussed in Item (c)1. and 2. above has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         5. Each of the individuals discussed in this Item (c) is a citizen of the United States.

(d) The information set forth under or incorporated by reference in Item 1 and
Item 3(a) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information required by this Item is set forth under "Summary of Terms", "Questions and Answers", "Special Factors" and "Terms of the Offer" to Purchase and incorporated herein by reference.

(b) Not applicable.

(c) This tender offer is available only to those record stockholders and beneficial owners of the Company's common stock who own 99 shares or less (i.e., odd lot stockholders) as of December 1, 2008, the record date, and is not open to all persons owning the Company's common stock.

(d) Dissenting stockholders are not entitled to any appraisal or dissenters' rights under Delaware law as a result of the tender offer discussed in this
Schedule 13e-3.

(e) Security holders will be entitled to the Company's corporate records in the manner permitted by applicable Delaware state law. The issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Offer to Purchase entitled "Information About the Company - Beneficial Ownership of Common Stock" is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a) 1. Not applicable.

    2. The information included in the Offer to Purchase entitled "Information About the Company - Certain Transactions of Management" is incorporated by reference.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) The information set forth in the Offer to Purchase entitled "Information About the Company - Beneficial Ownership of Common Stock" is incorporated herein by reference.

The Company assumed the uWink.com, Inc. 2000 Employee Stock Option Plan (the "2000 Plan") pursuant to our acquisition of uWink California. The 2000 Plan provides for the issuance of up to 170,305 (after giving effect to a 3.15611-for-one reverse stock split in connection with the acquisition of uWink California and to the four-for-one reverse stock split effective July 26, 2007) incentive and non-qualified stock options to our employees, officers, directors and consultants. Options granted under the 2000 Plan vest as determined by the Board of Directors, provided that any unexercised options will automatically terminate on the tenth anniversary of the date of grant. As of September 30, 2008, there are 132,805 shares available for issuance under the 2000 Plan.

In 2004, our Board of Directors approved the uWink, Inc. 2004 Stock Incentive Plan (the "2004 Plan"). The 2004 Plan provides for the issuance of up to 300,000 incentive stock options, non-qualified stock options, restricted stock awards and performance stock awards to our employees, officers, directors and consultants. Awards granted under the 2004 Plan vest as determined by the Board of Directors, provided that no option or restricted stock award granted under the 2004 Plan may be exercisable prior to six months from its date of grant and no option granted under the 2004 Plan may be exercisable after 10 years from its date of grant. As of September 30, 2008, there are 2,500 shares available for issuance under the 2004 Plan.

In 2005, our Board of Directors approved the uWink, Inc. 2005 Stock Incentive Plan (the "2005 Plan"). The 2005 Plan provides for the issuance of up to 500,000 incentive stock options, non-qualified stock options, restricted stock awards and performance stock awards to our employees, officers, directors, and consultants. Awards granted under the 2005 Plan vest as determined by the Board of Directors, provided that no option or restricted stock award granted under the 2005 Plan may be exercisable prior to six months from its date of grant and no option granted under the 2005 Plan may be exercisable after 10 years from its date of grant. As of September 30, 2008, there are 3,125 shares available for issuance under the 2005 Plan.

On June 8, 2006, our Board of Directors approved the uWink, Inc. 2006 Equity Incentive Plan (the "2006 Plan"). The 2006 Plan, as subsequently amended on November 14, 2006, provides for the issuance of up to 625,000 incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and stock bonuses to our employees, officers, directors, and consultants. As of September 30, 2008, there are 152,177 shares available for issuance under the 2006 Plan.

On June 21, 2007, our Board of Directors approved the uWink, Inc. 2007 Equity Incentive Plan (the "2007 Plan"). The 2007 Plan provides for the issuance of up to 250,000 incentive stock options (ISOs), non-qualified stock options, restricted and unrestricted stock awards and stock bonuses to our employees, officers, directors, and consultants. As of September 30, 2008, there are 30,000 shares available for issuance under the 2007 Plan.

Awards granted under both the 2006 Plan and the 2007 Plan vest as determined by the Board of Directors, provided that:

         o no option granted under the 2006 Plan or the 2007 Plan may be exercisable after ten years from its date of grant and no ISO granted to a person who owns more than ten percent of the total combined voting power of all classes of stock of the Company will be exercisable after five years from the date of grant; and

         o an option granted to a participant who is an officer or director may become fully exercisable, subject to reasonable conditions such as continued employment, at any time or during any period established by the Board of Directors.

All Company equity inventive plans are administered by the Board of Directors.

Following is a summary of the status of options outstanding at September 30, 2008:

       Exercise              Options           Average Remaining     Exercisable
        Price               Outstanding        Contractual Life

    $1.00 - $1.99             248,090               8.44                 94,249
    $2.00 - $2.99              33,125               6.96                 33,125
    $7.00 - $7.99              41,568               8.17                  2,778
                       ---------------------------------------------------------
                              322,783               8.26                130,152
                       =========================================================


Following is a summary of the restricted stock award activity for the nine months ended September 30, 2008.

                                                   Weighted-
                                                    Average
                                                   Grant Date       Aggregate
                                         Shares    Fair Value    Intrinsic Value
                                       ----------  -----------   ---------------
Non-vested balance January 1, 2008         94,618     $5.05         $132,465
Granted                                   720,000     $0.50
Vested                                     72,743     $4.03
Forfeited                                      --        --
                                       ----------  -----------   ---------------
Non-vested balance September 30, 2008     741,875     $0.73         $385,775



The Company has outstanding warrants issued to investors in previous financing transactions.

Following is a summary of the status of warrants outstanding at September 30, 2008:

                              Outstanding Warrants
                              --------------------

                                               Average
     Exercise                                 Remaining
       Price                 Number        Contractual Life      Exercisable
     --------                ------        ----------------      -----------

     $1.38                1,293,110             0.67               1,293,110
     $2.40                6,441,153             4.21               6,441,153
     $6.00                  100,031             1.62                 100,031
     $7.00                   21,250             1.00                  21,250
     $8.00                   61,250             0.55                  61,250
     $14.00                 222,747             1.00                 222,747
     $20.00                  12,500             0.50                  12,500
     $28.00                  12,500             0.50                  12,500
     $36.00                  12,500             0.50                  12,500
     -----------------------------------------------------------------------
                          8,177,041             3.40               8,177,041
     -----------------------------------------------------------------------

OUTSTANDING EQUITY AWARDS TO EXECUTIVE OFFICERS

The following table sets forth the outstanding equity based awards held by each of the Company's Chairman and Chief Executive Officer and President and Chief Operating Officer, respectively, as of December 1, 2008, the record date of the Offer.

                                                                                                     Stock Awards
                                                                                 -----------------------------------------------
                                                                                                                      Equity
                                 Option Awards                                                             Equity    Incentive
              -----------------------------------------------------                                      Incentive     Plan
                                              Equity                                                       Plan        Awards:
                                             Incentive                                                     Awards:    Market or
                                               Plan                                                       Number of     Payout
                                              Awards:                                         Market      Unearned     Value of
                    Number of    Number of    Number of                          Number of    Value of      Shares,     Unearned
                    Securities   Securities   Securities                         Shares or    Shares or   Units, or     Shares,
                    Underlying   Underlying   Underlying                         Units of     Units of      Other     Units, or
                   Unexercised  Unexercised   Unexercised  Option       Option   Stock That  Stock that    Rights    Other Rights
                     Options     Options       Unearned    Exercise  Expiration   Have Not    Have Not    That Have    That Have
        Name       Exercisable Unexercisable   Options      Price       Date       Vested      Vested     Not Vested   Not Vested
        ----       ----------- -------------  -----------   -----       ----       ------      ------     ----------   ----------
Nolan K. Bushnell        N/A          N/A        N/A       $  N/A        N/A       196,112      $29,417       N/A         N/A
Peter F. Wilkniss        N/A          N/A        N/A       $  N/A        N/A       136,112      $20,417       N/A         N/A

(1) The fair market value of the common stock at December 1, 2008, was $0.15 per share.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information in the "Offer to Purchase" under the heading "Special Factors -- Effects of the Tender Offer" is incorporated by reference.

(b) The shares of common stock purchased in this tender offer will be retained as treasury stock and may be restored to the status of authorized and unissued shares. The information in the "Offer to Purchase" under the heading "Special Factors -- Effects of the Tender Offer" is incorporated by reference.

(c) The information set forth in "Summary of Terms", "Questions and Answers", "Special Factors -- Purposes of the Offer" and "Special Factors -- Effects of the Tender Offer" in the Offer to Purchase is incorporated by reference.

(d) Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in "Summary of Terms", "Questions and Answers", "Special Factors - Background of Tender Offer", and "Special Factors -- Purposes of the Offer" in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in "Special Factors -- Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Summary of Terms", "Questions and Answers", "Special Factors - Background of Tender Offer", "Special Factors -- Purposes of the Offer" and "Special Factors -- Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives" of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in "Summary of Terms", "Special Factors -- Purposes of the Offer", "Special Factors -- Effects of the Offer" and "Special Factors -- Certain United States Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) The information set forth in "Special Factors -- Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in "Special Factors -- Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Special Factors -- Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in "Special Factors -- Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

(e) The information set forth in "Special Factors -- Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

(f) The Company has not received any firm offer by any unaffiliated person during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or a transfer of all or substantially part of the assets of the Company or (iii) the purchase of the subject company's securities that would enable the holder to exercise control of the Company.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase. The information set forth in "Special Factors -- Determination of Fairness of Offer by our Board of Directors" in the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in "Special Factors -- Effects of the Tender Offer" and "Terms of the Offer -- Source and Amounts of Funds" of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in "Terms of the Offer -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d) Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in "Information about the Company -- Beneficial Ownership of Common Stock" of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) The Company has not granted any stockholder (including any executive officer, director or affiliate) any voting or similar right in connection with the tender offer. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell his, her or its common stock pursuant to the offer. The information set forth in "Information About the Company -- Beneficial Ownership of Common Stock" and "Special Factors -- Determination of Fairness of Offer by our Board of Directors" of the Offer to Purchase is incorporated herein by reference.

(e) To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the tender offer.

ITEM 13. FINANCIAL STATEMENTS.

(a) The financial statements included in (i) the Company's Annual Report on Form 10-KSB for the year ended January 1, 2008, filed with the SEC on March 31, 2008 and (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended April 1, 2008 (filed with the SEC on May 15, 2008), July 1, 2008 (filed with the SEC on August 15, 2008) and September 30, 2008 (filed with the SEC on November 14, 2008), are incorporated herein by reference. The information included in "Information About the Company -- Summary Consolidated and Proforma Financial Information ", "Additional Information" and "Incorporation of Certain Documents by Reference" in the Offer to Purchase is incorporated herein by reference.

(b) The information included in "Information About the Company -- Summary Consolidated and Proforma Financial Information", "Additional Information" and "Incorporation of Certain Documents by Reference" in the Offer to Purchase is incorporated herein by reference.

(c) The information included in "Information About the Company -- Summary Consolidated and Proforma Financial Information", "Additional Information" and "Incorporation of Certain Documents by Reference" in the Offer to Purchase is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The Company has not retained any outside person to make solicitations in connection with the offer. No person has been authorized to make any recommendation on behalf of the Company or its board of directors as to whether stockholders should tender shares pursuant to the offer. No other person has been authorized to give any information or to make any representation in connection with the Offer to Purchase other than those contained in the Offer to Purchase or in the related Authorization Card. The information included in "Terms of the Offer -- Fees and Expenses" in the Offer to Purchase is incorporated by reference.

(b) Employees of the Company may perform administrative tasks in connection with the tender offer, and they will be not be separately compensated for such services.

ITEM 15. ADDITIONAL INFORMATION.

(b) All information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16. EXHIBITS.

 EXHIBIT NO.      DESCRIPTION
--------------    -----------------------------------------------------------------------------------------
16(a)(1)(i)       Offer to Purchase
16(a)(1)(ii)      Authorization Card
16(a)(1)(iii)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
16(a)(1)(iv)      Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees
16(a)(1)(v)       Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees
16(a)(1)(vi)      Letter to Stockholders, dated December 5, 2008
16(a)(1)(vii)     Offer to Purchase Flier to Stockholders
16(a)(5)          Press Release dated December 5, 2008

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UWINK, INC.


                                          By:  /s/ Peter F. Wilkniss
                                               ---------------------------------
                                               Peter F. Wilkniss
                                               President and Chief Operating
                                               Officer

Dated: December 5, 2008